Perth, Australia: In January 2003, Orbital announced that the New York Stock Exchange (NYSE) had accepted the Companys submission of a business plan to demonstrate likely compliance with the NYSEs continued listing standards relating to market capitalization and stockholders equity subject to the companys American Depositary Shares trading above US1.00 dollar.
Orbital has recently received confirmation from the NYSE that the Company is no longer considered below the US1 dollar continued listing criterion. The NYSE will continue to monitor the Companys progress over the next seven months with respect to the minimum market capitalization and stockholders equity listing standards, recognizing that Orbitals market capitalisation currently exceeds USD50 million.



ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668